Global X Funds

October 17, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (the “Trust”)

File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
126	09/18/2013	485BXT	0001144204-13-051430
124	08/21/2013	485BXT	0001144204-13-047297
121	07/25/2013	485BXT	0001144204-13-041179
119	06/26/2013	485BXT	0001144204-13-036743
117	05/30/2013	485BXT	0001144204-13-032343
115	05/01/2013	485BXT	0001144204-13-025685
109	03/22/2013	485BXT	0001144204-13-016935
106	03/05/2013	485BXT	0001144204-13-012964
100	02/04/2013	485BXT	0001144204-13-005840
98	01/09/2013	485BXT	0001144204-13-001503
95	12/14/2012	485BXT	0001144204-12-068000
94	11/29/2012	485BXT	0001144204-12-065546
91	11/16/2012	485BXT	0001144204-12-063423
85	10/29/2012	485BXT	0001144204-12-058235
76	08/16/2012	485APOS	0001144204-12-046600

623 5th Ave, 15th Floor | New York, NY 10022 | Direct: +1-888-GX-FUND-1 (+1-888-493-8631) | www.globalxfunds.com

Page 2.

October 17, 2013

The Amendments relate to the Global X Africa Consumer ETF, Global X Asia Consumer ETF and Global X Latin America Consumer ETF, new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Bruno del Ama

Bruno del Ama

President